                                                                    EXHIBIT 99.1



FOR IMMEDIATE RELEASE

                       CLAXSON REPORTS 2002 FIRST QUARTER
                                FINANCIAL RESULTS

             CLAXSON REDUCES OPERATING LOSS TO $2.1 MILLION FOR THE
         FIRST QUARTER OF 2002 COMPARED TO PRO FORMA OPERATING LOSS OF
                  $18.8 MILLION FOR THE FIRST QUARTER OF 2001

BUENOS AIRES, JUNE 6, 2002 - Claxson Interactive Group, Inc. (Nasdaq: XSON), a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world, today reported financial results for the three months ended March 31, 2002.

Net revenues for the three months ended March 31, 2002 totaled $20.1 million, a 30% decrease from pro forma net revenues of $28.6 million for the first quarter of 2001, due primarily to the decrease in dollar terms of Argentinean revenues reflecting a 52% devaluation of the Argentine currency during the first quarter of 2002, the downturn of the Argentine advertising market and the restructuring of the Internet operations.

Claxson has experienced operating losses and negative cash flows, which have also been negatively affected by the devaluation and economic situation in Argentina where Claxson has significant operations. In an effort to improve its financial position, Claxson is taking certain steps including the disposition of non-strategic assets and the restructuring of some of its subsidiaries' debt including renegotiation of applicable covenants. Claxson believes that if these steps are not successfully completed in a timely manner, it is likely that its auditors will express a "going concern" opinion in connection with Claxson's annual report on Form 20-F to be filed with the Securities and Exchange Commission in June 2002.

"From an operational standpoint, Claxson has made a significant improvement by reducing this quarter's operating expenses to less than half the amount of the prior year period and its operating loss to one ninth of what it was last year," said Roberto Vivo, Chairman and CEO. "Our earnings before depreciation, amortization and merger restructuring expenses have in one year made a complete turnaround from negative to positive, primarily due to the downsizing of our Internet and broadband division and our continued efforts to rationalize our operations throughout the entire company."

Claxson was formed on September 21, 2001 in a merger transaction which combined El Sitio, Inc., media assets contributed by Ibero-American Media Partners II, Ltd. (IAMP), and other media assets contributed by members of the Cisneros Group of Companies. Pro forma combined financial results for the three months ended March 31, 2001 are presented as if the merger transaction had been effected on January 1, 2001. Consolidated financial results for the three months ended March 31, 2002 and 2001 are also provided. Historical information for IAMP, El Sitio and the other assets comprising Claxson is provided in Claxson's registration statement on Form F-4 as filed with the U.S. Securities and Exchange Commission, which became effective on August 15, 2001.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142) which requires an initial impairment test for goodwill and intangible assets. Claxson is currently evaluating its goodwill to determine if any impairment charge will result from the adoption of this statement. Amortization expense for the three months ended March 31, 2001 was $2.5 million. Accordingly, reported net loss as of March 31, 2001 would have been $3.7 million (per share loss of $0.20) if SFAS 142 had been adopted as of January 1, 2001.

Claxson's pro forma combined results reflect the aggregate performance of its business lines: pay television; broadcast radio and television; and Internet and broadband. Business line performance highlights are provided as a supplement to this press release. Claxson also holds an 80.1% equity interest in Playboy TV International (PTVI), a joint venture with Playboy Enterprises, Inc. (NYSE:
PLA). Claxson does not control PTVI and therefore its interest in PTVI is not consolidated for reporting purposes.

On May 17, 2002, Claxson announced that it had sold its 50% participation in the animation channel LOCOMOTION, a joint venture between Claxson and The Hearst Corporation, to Canada-based Corus Entertainment Inc. (NYSE: CJR). During the second quarter of 2002, Claxson will record a gain of approximately $6.5 million arising from this transaction. Claxson will continue to provide certain key services to the channel including affiliate sales support in Latin America, program origination and post-production services, among others.

Subscriber-based fees for the three-month period ended March 31, 2002 totaled $9.7 million, which comprised approximately 48% of total net revenues and represented a 38% decrease from pro forma subscriber-based fees of $15.6 million for the first quarter of 2001. The decrease is primarily attributed to the impact of the devaluation of the Argentine currency of $4.5 million due to the mandatory conversion of all sales contracts to local currency dictated by the Argentine government. Claxson's basic package of owned and represented channels reached a total of approximately 56 million aggregate subscribers as of March 31, 2002 which represents a 26% increase compared to 44.4 million on March 31, 2001.

Advertising revenues for the three-month period ended March 31, 2002 were $7.3 million, which comprised approximately 36% of Claxson's total net revenues and represented a 33% decrease from pro forma advertising revenues of $10.9 million for the first quarter of 2001. This decrease in advertising revenues in the first quarter of 2002 was due primarily to a decrease in Internet advertising revenues of $1.6 million, and a decrease in pay television advertising of $1.0 million as a result of the economic situation in Argentina.

Operating expenses for the three months ended March 31, 2002 were $22.2 million, decreasing 53% from pro forma operating expenses of $47.3 million for the first quarter of 2001, due primarily to the downsizing of our Internet and broadband division of $13.3 million, management's continued efforts to rationalize the operations and the effect of the Argentine devaluation on the expenses of our Argentine-based subsidiaries. In addition, operating expenses for the three months ended March 31, 2002 reflect severance costs of $0.7 million resulting from other post-merger restructuring and integration initiatives, down from pro forma merger expenses and severance costs of $2.4 million for the three months ended March 31, 2002. As a result, in spite of the decrease in net revenues, the operating loss was reduced to $2.1 million for the three months ended March 31, 2002 compared to a pro forma operating loss of $18.8 million for the first quarter of 2001. .

Net loss for the three months ended March 31, 2002 was $55.4 million ($2.99 per common share), which includes a charge of $46.8 million due primarily to a foreign exchange loss on certain U.S. dollar denominated debt held by Claxson's Argentine subsidiary as a result of the

Argentine currency devaluation. Pro forma net loss for the three months ended March 31, 2001 was $31.9 million, or $1.72 per common share. Subsequent to March 31, 2002, the Argentine currency has continued to devalue resulting in further exchange rate losses.

As of March 31, 2002, Claxson had a balance of cash and cash equivalents of $11.1 million and $115.5 million in debt. On April 30, 2002, Imagen Satelital S.A., an Argentina-based Claxson subsidiary, announced that it will not make an interest payment of US $4.4 million on its 11% Senior Notes due 2005. Banc of America LLC, an investment banking firm, has been engaged to provide financial advice and to assist the company in evaluating restructuring alternatives.

PLAYBOY TV INTERNATIONAL

For the three months ended March 31, 2002, Playboy TV International (PTVI) and its affiliated companies recorded combined net revenue of $10.4 million, unchanged from net revenue of $10.5 million for the first quarter of 2001. PTVI currently distributes PLAYBOY TV, SPICE and/or its other branded networks in 53 countries and 14 languages worldwide. PTVI has incurred net losses and working capital deficiencies. Unless PTVI's financial obligations can be restructured, PTVI will remain primarily dependent on capital contributions from Claxson to fund shortfalls. Claxson is in the process of taking certain steps to restructure its capital structure, however, this steps were not completed prior to the release of PTVI's annual financial statements . As a result, PTVI's auditors have expressed a going concern opinion on PTVI's financial statements for the year ended December 31, 2001.

NASDAQ UPDATE

On February 14, 2002, Claxson received notification from Nasdaq that its common shares had failed to maintain a minimum market value of publicly held shares (MVPHS) of $5.0 million for 30 consecutive trading days as required by Nasdaq rules. As a result of this, Claxson has filed an application to list its securities in The Nasdaq SmallCap Market.

ABOUT CLAXSON

Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. The company has a portfolio of popular entertainment brands that are distributed over multiple platforms through Claxson's assets in pay television, broadcast television, radio and the Internet. Claxson was formed through the merger of El Sitio and assets contributed by members of the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries and in the United States.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OR BELIEFS OF CLAXSON'S MANAGEMENT AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. FOR A DETAILED DISCUSSION OF THESE FACTORS AND OTHER CAUTIONARY STATEMENTS, PLEASE REFER TO CLAXSON'S REGISTRATION STATEMENT ON FORM F-4 FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND AS IT BECAME EFFECTIVE ON AUGUST 15, 2001 UNDER THE SECURITIES ACT OF 1933.

                                      # # #



CONTACTS:

PRESS                                                INVESTORS

Alfredo Richard                                      Jose Antonio Ituarte
SVP, Communications                                  Chief Financial Officer
Claxson                                              Claxson
305-894-3588                                         011-5411-4339-3700



                         -- Financial Tables Attached --

                         CLAXSON INTERACTIVE GROUP, INC.
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)




                                                                                PRO FORMA
                                                          CONSOLIDATED           COMBINED
                                                  -------------------------------------------
                                                      THREE         THREE          THREE
                                                     MONTHS         MONTHS        MONTHS
                                                      ENDED         ENDED          ENDED
                                                    MARCH 31,     MARCH 31,      MARCH 31,
                                                     2002           2001           2001
                                                   --------       --------       --------
NET REVENUES:
    Subscriber-based fees                          $  9,736       $ 15,084       $ 15,646
    Advertising                                       7,364          9,160         10,866
    Other                                             3,042          2,110          2,047
                                                   --------       --------       --------
     Total net revenues                              20,124         26,354         28,559
                                                   --------       --------       --------

OPERATING EXPENSES:
   Product, content and technology                    9,043         11,468         16,154
                                                      4,153          4,305          9,585
   Corporate and administration                       4,445          5,112         12,343
   Depreciation and amortization                      3,845          5,965          6,839
   Merger, restructuring and severance                  701             --          2,411
                                                   --------       --------       --------
     Total operating expenses                        22,187         26,850         47,332
                                                   --------       --------       --------
OPERATING LOSS                                       (2,063)          (496)       (18,773)

OTHER INCOME (EXPENSE), NET                          (4,038)        (4,048)        (3,638)

FOREIGN CURRENCY EXCHANGE LOSS                      (46,827)            --             --

SHARE OF LOSS FROM UNCONSOLIDATED
  AFFILIATES                                         (2,102)        (1,132)        (1,799)

BENEFIT (PROVISION) FOR NON-U.S. INCOME TAXES          (328)          (518)          (563)

MINORITY INTEREST                                        36             20             20

DISCONTINUED OPERATIONS                                (108)            --         (7,179)
                                                   --------       --------       --------
NET LOSS                                           $(55,430)      $ (6,174)      $(31,932)
                                                   ========       ========       ========
NET LOSS PER COMMON SHARE
  (Basic and diluted)                              $  (2.99)      $  (0.33)      $  (1.72)
                                                   ========       ========       ========
NUMBER OF SHARES USED IN PER SHARE
  CALCULATIONS
  (Basic and diluted)                                18,539         18,539         18,539


                         CLAXSON INTERACTIVE GROUP, INC.
                      UNAUDITED CONSOLIDATED BALANCE SHEET
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                           AS OF
                                                         MARCH 31,
                                                           2002
                                                        -----------
ASSETS

CURRENT ASSETS:
  Cash, cash equivalents and investments                 $ 11,073
  Accounts receivable, net                                 36,516
  Other current assets                                     13,481
                                                         --------
     Total current assets                                  61,070

PROPERTY AND EQUIPMENT, net                                25,209

PROGRAMMING RIGHTS, net                                     3,666

INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES                  2,687

INVESTMENTS IN DEBT AND EQUITY SECURITIES                   8,008

GOODWILL                                                  112,716

BROADCAST LICENSES                                         22,146

INTANGIBLE AND OTHER ASSETS, net                            1,664
                                                         --------
TOTAL ASSETS                                             $237,166
                                                         ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable, accrued and other liabilities        $ 46,472
  Current portion of programming rights obligations         7,614
  Current portion of long-term debt                        97,079
                                                         --------
     Total current liabilities                            151,165

LONG-TERM DEBT                                             18,444

OTHER LONG-TERM LIABILITIES                                 5,691

SHAREHOLDERS' EQUITY                                       61,866
                                                         --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $237,166
                                                         ========

                         CLAXSON INTERACTIVE GROUP, INC.
        UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS INFORMATION
                      BUSINESS LINE PERFORMANCE HIGHLIGHTS
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                  PAY        INTERNET &                    CLAXSON
                                               TELEVISION     BROADBAND     BROADCAST    CORPORATE (1)      TOTAL
                                               ----------     ---------     ---------    -------------      -----


FOR THE THREE MONTHS ENDED MARCH 31, 2002:

               NET REVENUES                     $ 12,979      $     86       $  7,043       $     16       $ 20,124
                                                ========      ========       ========       ========       ========

         OPERATING INCOME (LOSS)                $  2,844      $ (3,343)      $ (1,156)      $   (408)      $ (2,063)
                                                ========      ========       ========       ========       ========

FOR THE THREE MONTHS ENDED MARCH 31, 2001:

               NET REVENUES                     $ 19,645      $  1,706       $  7,208       $     --       $ 28,559
                                                ========      ========       ========       ========       ========

         OPERATING INCOME (LOSS)                $    613      $(14,986)      $    110       $ (4,510)      $(18,773)
                                                ========      ========       ========       ========       ========

-------------
(1)  Represents Claxson's corporate expenses not allocated to any business unit.